SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 2)

DIGITAL IMPACT, INC.
(Name of Issuer)

COMMON STOCK, PAR VALUE $.001 PER SHARE
(Title of Class of Securities)

25385G 10 6
(CUSIP Number)

Jerry C. Jones
Acxiom Corporation
#1 Information Way
P. O. Box 8180
Little Rock, Arkansas 72203
Telephone: (501) 342-1000

Copy to:
John P. Fletcher, Esq.
Goodloe M. Partee, Esq.
Kutak Rock LLP
425 W. Capitol Avenue, Suite 1100
Little Rock, Arkansas 72201
Telephone: (501) 975-3000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 5, 2005
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	25385G 10 6

1.	Name of Reporting Person	Acxiom Corporation
	I.R.S. Identification No. of Above Person (entities only)	
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ____ (b) ____
3.	SEC Use Only	
4.	Source of Funds (See Instructions)	BK, WC
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	Not Applicable
6.	Citizenship or Place of Organization	Delaware
Number of Shares Beneficially Owned by Each Reporting Person With :		
7.	Sole Voting Power	35,939,541
8.	Shared Voting Power	0
9.	Sole Dispositive Power	35,939,541
10.	Shared Dispositive Power	0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person	35,939,541
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	Not Applicable
13.	Percent of class represented by amount in Row (11)	91.9%*
14.	Type of Reporting Person (See Instructions)	CO

* Based on 39,127,009 shares of common stock of Digital Impact, Inc. issued and outstanding as reported by Digital Impact's transfer agent, Computershare Investor Services, as of May 5, 2005.

1

CUSIP No.		25385G 10 6
1.	Name of Reporting Person	Adam Merger Corporation
	I.R.S. Identification No. of Above Person (entities only)	
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ____ (b) ____
3.	SEC Use Only	
4.	Source of Funds (See Instructions)	AF
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	Not Applicable
6.	Citizenship or Place of Organization	Delaware
Number of Shares Beneficially Owned by Each Reporting Person With :		
7.	Sole Voting Power	35,939,541
8.	Shared Voting Power	0
9.	Sole Dispositive Power	35,939,541
10.	Shared Dispositive Power	0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person	[ ]
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	Not Applicable
13.	Percent of class represented by amount in Row (11)	91.9%*
14.	Type of Reporting Person (See Instructions)	CO

* Based on 39,127,009 shares of common stock of Digital Impact, Inc. issued and outstanding as reported by Digital Impact's transfer agent, Computershare Investor Services, as of May 5, 2005.

This Amendment No. 2 ("Amendment No. 2") amends the Schedule 13D filed on April 5, 2005 and amended on April 29, 2005 (as amended, the "Schedule 13D") by Acxiom Corporation and Adam Merger Corporation in connection with the offer by Adam Merger Corporation, a wholly owned subsidiary of Acxiom Corporation, to purchase all outstanding shares (the "Shares") of common stock of Digital Impact, Inc. at a purchase price of $3.50 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 1, 2005 (as amended, the "Offer"). Except as specifically provided herein, this Amendment No. 2 does not modify any of the information reported on the Schedule 13D.

Item 5. Interest in Securities of the Issuer.

Item 5 is amended and supplemented as follows:

(a)–(b)   On April 29, 2005, Purchaser commenced a subsequent offering period which expired at 5:00 p.m., New York City time, on May 5, 2005. The depositary for the Offer, EquiServe Trust Company, N.A., has advised Acxiom that, as of the expiration of the subsequent offering period, an aggregate of 35,939,541 Shares were validly tendered representing approximately 91.9% of the outstanding Shares. The Purchaser has accepted for payment all tendered Shares.

(c)   Except for (i) the execution and delivery of the Stockholders' Agreements and the Merger Agreement as previously described in Items 4 and 5 of the Schedule 13D and (ii) the purchase of 34,924,458 Shares tendered in the initial Offer, no transactions in the Shares were effected by Purchaser, Acxiom or, to their knowledge, any person listed in Schedule I to the Schedule 13D, during the 60 days prior to the date hereof.

(d)   Not applicable.

(e)   Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 6, 2005

ADAM MERGER CORPORATION

By: /s/ Jerry C. Jones
Name: Jerry C. Jones
Title: Vice President/Assistant Secretary

ACXIOM CORPORATION

By: /s/ Jerry C. Jones
Name: Jerry C. Jones
Title: Business Development/Legal Leader

10-110084.2

EXHIBIT 1

JOINT FILING AGREEMENT

This will confirm the agreement by and between the undersigned that the Amendment No. 2 to Schedule 13D filed on or about this date and any amendments thereto with respect to beneficial ownership by the undersigned of shares of common stock, par value $0.001 per share, of Digital Impact, Inc. is being filed on behalf of each of the undersigned under the Securities Exchange Act of 1934, as amended. This agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated: May 6, 2005

ADAM MERGER CORPORATION

By: /s/ Jerry C. Jones
Name: Jerry C. Jones
Title: Vice President/Assistant Secretary

ACXIOM CORPORATION

By: /s/ Jerry C. Jones
Name: Jerry C. Jones
Title: Business Development/Legal Leader

10-110084.2